November 15, 2024

Joel Latham
Chief Executive Officer
Incannex Healthcare Inc.
Suite 105, 8 Century Circuit Norwest
NSW 2153 Australia

       Re: Incannex Healthcare Inc.
           Registration Statement on Form S-3
           Filed November 6, 2024
           File No. 333-283025
Dear Joel Latham:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
General

1. We note your registration statement relates to the resale of shares to be issued under an equity line financing arrangement. Securities Act Sections Compliance and
       Disclosure Interpretations Question 139.13 states that in order for shares to be registered on a resale basis under an equity line financing, the resale registration statement must be on a form that the company is eligible to use for a primary offering.
       Because the aggregate market value of your common equity held by non-affiliates does not exceed the $75 million threshold specified in
General Instruction
       I.B.1 of Form S-3, it does not appear that the company is eligible to use Form S-3 for a primary offering. Please provide us with an analysis supporting your determination that the offering may be registered on Form S-3, or amend your registration statement accordingly.
 November 15, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Doris Stacey Gama at 202-551-3188 or Laura Crotty at 202-551-7614
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jason Miller, Esq.